Exhibit 4(d)

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Unless the context otherwise requires, references in this Exhibit to the Annual Report on Form 10‑K to the terms “registrant,”  the “Partnership” or “the Company” refer to New England Realty Associates Limited Partnership and all of its consolidated subsidiaries.

The authorized capital of the Partnership is represented by three classes of partnership units (“Units”). There are two categories of limited partnership interests (“Class A Units” and “Class B Units”) and one category of general partnership interests (the “General Partnership Units”). The Class A Units were initially issued to creditors and limited partners of certain predecessor partnerships of the Company and have been registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each Class A Unit is exchangeable for 30 publicly traded depositary receipts (“Receipts”), which are currently listed on the NYSE American and are registered under Section 12(b) of the Exchange Act. The Class B Units were issued to the original general partners of the Partnership. The General Partnership Units are held by the current general partner of the Partnership, NewReal, Inc. (the “General Partner” or “New Real”). The Class A Units represent an 80% ownership interest, the Class B Units represent a 19% ownership interest, and the General Partnership Units represent a 1% ownership interest.

The following description sets forth certain material terms and provisions of the Company’s  Class A  Units and Receipts, the sole classes of the Company’s securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). This description also contains summaries of the Massachusetts Uniform Limited Partnership Act (“MULPA”),  the Company’s  Second Amended and Restated Contract of Limited Partnership (“Partnership Agreement”) and the Deposit Agreement, dated August 12, 1987, between the General Partner and the First National Bank of Boston (the “Deposit Agreement”).  Although the Company’s  Class B Units and General Partnership Units are not registered under Section 12 of the 1934 Act, we have included a discussion of certain rights of the holders of the Class B  Units and General Partnership Units for context.  The following summary of the material terms, rights and preferences of the securities is not complete and is subject to and qualified in its entirety by reference to the MULPA and the Partnership Agreement which is incorporated by reference as an exhibit to the Annual Report on Form 10‑K of which this exhibit is a part. the Company encourages you to read the MULPA,  the Partnership Agreement and the Deposit Agreement.

GENERAL

The Partnership is a Massachusetts Limited Partnership, formed on August 12, 1977 as the successor to five real estate limited partnerships, which filed for protection under Chapter XII of the Federal Bankruptcy Act in September 1974. The bankruptcy proceedings were terminated in late 1984. In July 2004, the general partner of the Partnership (the “General Partner”) extended the termination date of the Partnership until 2057, as allowed in the Partnership Agreement.

Under the Company’s  Partnership Agreement, the Company is authorized to issue up to:

144,191 Class A Units,

34,244 Class B Units and

1,804 General Partnership Units.

As of March 9, 2020, the Company had 97,460 Class A  Units outstanding, 23,147 Class B Units outstanding, and 1,218 General Partnership Units outstanding. All issued and outstanding Units are duly authorized, validly issued, fully paid and nonassessable.

DESCRIPTION OF UNITS

The statements below describing the Units are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company’s  Partnership Agreement.  The Company’s  Class A Units, Class B  Units and General Partnership Units shall be referred to herein collectively as the “Units.”

Distributions:  Any cash available for distribution shall be distributed 80% to the holders of Class A Units, 19% to the holders of Class B Units and 1% to the holders of Class Units

Voting Rights: Except as otherwise required by law and except as provided by the terms of any other class or series of stock, holders of General Partnership Units have the exclusive power to vote on all matters presented to the Company’s  partners.

Conversion Rights:  Each Class A Unit is exchangeable, through Computershare Trust Company (“Computershare” or the “Depositary”) (formerly Equiserve LP), the Partnership’s Depositary Agent, for 30 Depositary Receipts (“Receipts”). The Receipts are listed and publicly traded on the NYSE MKT Exchange under the symbol “NEN.”

Preemptive Rights and Right of First Refusal: Holders of the Company’s  Units have the right under the Company’s  Partnership Agreement to purchase a pro rata portion, based on their relative ownership of Units, of any additional Class A Units offered by the Company. The Company does not have a right of first refusal on transfers of Units under the MULPA or the Company’s  Partnership Agreement.  Transfer of Units are prohibited to the extent that any such transfer, taken in conjunction with all other transfers in the prior twelve-month period, would exceed forty-nine percent (49%) of the total Units in the Company or if such transfer would either trigger a termination of the Company pursuant to any applicable provision of the Internal Revenue Code of cause a recapture of investment tax credits for partners other than those engaging in such transfer.

Liquidation and Dissolution Rights: In the event the Company is liquidated, dissolved or the Company’s affairs are wound up, and subject to the preferential rights of any other class or series of Units, holders of Units are entitled to receive, in cash or in kind, in proportion to their holdings, the assets that the Company may legally use to pay distributions after the Company pays or makes adequate provision for all of the Company’s debts and liabilities.

Equity Repurchase Plan:  On August 20, 2007, NewReal, Inc., the General Partner authorized an equity repurchase program (“Repurchase Program”) under which the Partnership was permitted to purchase, over a period of twelve months, up to 300,000 Depositary Receipts (each of which is one‑tenth of a Class A Unit). Over time, the General Partner has authorized increases in the equity repurchase program. On March 10, 2015, the General Partner authorized an increase in the Repurchase Program to 2,000,000 Depository Receipts and extended the Program for an additional five years from March 31, 2015 until March 31, 2020. On March 9,2020, the General Partner extended the Program for an additional five years from March 31,2020, until March 31,2025. The Repurchase Program requires the Partnership to repurchase a proportionate number of Class B Units and General Partner Units in connection with any repurchases of any Depositary Receipts by the Partnership based upon the 80%, 19% and 1% fixed distribution percentages of the holders of the Class A, Class B and General Partner Units under the Partnership’s Second Amended and Restate Contract of Limited Partnership. Repurchases of Depositary Receipts or Partnership Units pursuant to the Repurchase Program may be made by the Partnership from time to time in its sole discretion in open market transactions or in privately negotiated transactions.

ANTI-TAKEOVER EFFECTS OF MASSACHUSETTS LAW AND PROVISIONS OF THE COMPANY’S CHARTER DOCUMENTS

Certain provisions of the MULPA and of the Company’s Partnership Agreement could have the effect of delaying, deferring or discouraging a future takeover or change in control of the Company unless such takeover or change in control is approved by the Company’s Directors.

Voting control of the Company’s general partner. As described above, per the Company’s Partnership Agreement, generally only the holders of the Company’s General Partnership Units, voting as a separate class, are entitled to vote on matters submitted to the partners. As a result, the General Partner could effectively control most matters requiring approval by our partners and could block certain extraordinary transactions such as mergers or acquisitions. This voting control by the General Partner may have the effect of delaying, deferring or preventing a change in control of the Company.

Authorized but unissued Units. The Company’s authorized but unissued Class A Units, Class B Units and General Partnership Units are available for future issuance without partner approval, subject to the preemptive rights described above. These additional shares may be utilized for a variety of partnership purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued Class A Units, Class B Units and General Partnership Units could render more difficult or discourage an attempt to obtain control of a majority of the Company’s Common Stock by means of a proxy contest, tender offer, merger or otherwise.

DESCRIPTION OF RECEIPTS

Receipts

The description set forth below of certain provisions of the Deposit Agreement and of the Receipts does not purport to be complete and is subject to and qualified in its entirety by reference to the Deposit Agreement and Receipts.

As of February 28, 2020, the Company has Receipts registered under Section 12 of the Exchange Act each representing 1/30th interest in a Class A Unit.

The Class A  Units have been deposited under the Deposit Agreement. Subject to the terms of the Deposit Agreement, each owner of Receipts will be entitled, in proportion to the applicable fractional interests in Class A Units underlying such Depositary shares and to all the rights of the Class A Units underlying such Depositary shares including distribution rights.

The Receipts will be evidenced by Depositary receipts issued pursuant to the Deposit Agreement. Receipts will be distributed to those persons purchasing the fractional interests in Class A Units in accordance with the terms of the offering described in the related prospectus.

Dividends and Other Distributions. The Depositary will distribute all cash dividends or other cash distributions received in respect of Class A Units to the record holders of Receipts in proportion to the numbers of such Receipts owned by such holders on the relevant record date.

Voting. The Class A Units are non-voting.  Accordingly there are no provisions for voting the underlying Class A Units.

Amendment and Termination of Depositary Agreement. The Partnership may enter into an agreement with the Depositary at any time to amend the form of Receipt and any provision of the Deposit Agreement The Deposit Agreement may be terminated by us or by the Depositary only if all outstanding Receipts relating thereto have been redeemed or there has been a final distribution in respect of the Class A Units in connection with any liquidation, dissolution or winding up and such distribution has been distributed to the holders of the related Receipts.

Charges of Depositary. The Partnership will pay all transfer and other taxes and governmental charges arising solely from the existence of the Depositary arrangements. The Partnership will also pay charges of the Depositary in connection with the initial deposit of the Class A Units and any redemption of the Class A Units.

Resignation and Removal of Depositary. The Depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment

Reports to Holders. The Depositary will forward to the holders of Class A Units all reports and communications from us which are delivered to the Depositary and which we are required to furnish to the holders of the Class A Units.

Limitation on the Partnership’s and the Depositary’s Liability. Neither the Depositary nor the Partnership will be liable if prevented or delayed by law or any circumstance beyond control in performing its obligations under the Deposit Agreement.  The Partnership’s and the Depositary’s obligations under the Deposit Agreement will be limited to performance in good faith of our respective duties thereunder and will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary shares or preferred stock unless satisfactory indemnity is furnished. The Partnership and the Depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting Class A Units for deposit, holders of Receipts or other persons believed to be competent and on documents believed to be genuine.

Corporate Trust Office of the Depositary. The address of the Depositary’s corporate trust office is 250 Royall Street, Canton,MA. 02021. The Depositary will act as transfer agent and registrar for Receipts.

Inspection by Holders. The Depositary shall keep the books at the Depositary’s office at all reasonable times open for inspection by the record holders of Receipts, provided that any such holder requesting to exercise such right shall certify to the Depositary that such inspection shall be for a proper purpose reasonably related to such person’s interest as an owner of Receipts.

Listing. The Receipts are listed and publicly traded on the NYSE MKT Exchange under the symbol “NEN.”

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